UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of October, 2020

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras on the FPSO P-71 and the development of Tupi

—

Rio de Janeiro, October 27, 2020 – Petróleo Brasileiro S.A. – Petrobras informs that, after negotiations with its partners in BM-S-11 Consortium, Shell Brasil Petróleo Ltda (25%) and Petrogal Brasil S.A. (10%), signed a commitment to purchase platform P-71, subject to the foregoing conditions related to milestones in the unit's physical progress. It was also agreed to prepare a new Development Plan (DP) for the Tupi field, where the FPSO would originally be used.

Petrobras' disbursement estimated in the transaction will be US$ 353 million, corresponding to the partners' share in P-71.

The P-71, in the final phase of construction at the Jurong Shipyard, state of Espírito Santo, of the family of replicants, with a production capacity of 150 thousand bpd, will be allocated in Itapu field.

After the auction of the transfer of rights surplus occurred in November 2019, the production rights of the Itapu field are now fully owned by Petrobras and the allocation of the FPSO P-71 in the field will allow the anticipation of its first oil in about one year.

Due to the new allocation of P-71, the bidding for the charter of the platform that would serve the Itapu project will be cancelled.

With the commitment to sell P-71, subject to the above-mentioned conditions, the partners of the BM-S-11 Consortium in Brazil agreed to prepare a new DP for Tupi, to be delivered to the ANP in 2021.

This initiative seeks to implement complementary production development projects resilient to low oil prices, allowing to further increase the recovery factor of the field, which is currently the world's largest producer in deep waters and whose accumulated production has already exceeded 2 billion boe.

The acquisition of P-71 and the actions to elaborate a new DP for Tupi are in line with the company's strategy of concentrating its activities on world class assets in deep and ultra-deep waters.

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investor Relations

email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. República do Chile, 65 – 1803 – 20031-912 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 27, 2020

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Andrea Marques de Almeida

______________________________

Andrea Marques de Almeida

Chief Financial Officer and Investor Relations Officer